Exhibit 3.1

AMENDMENT

to the

AMENDED AND RESTATED BY-LAWS

of

KRAFT FOODS INC.

dated November 7, 2007

The Amended and Restated By-laws of Kraft Foods Inc. (the “By-laws”), effective March 30, 2007, are hereby amended as follows:

1.  Article II, Section 2 of the By-laws is deleted in its entirety and the following is substituted in lieu thereof:

Article II, Section 2. Number. - The number of directors shall be eleven (11).

2.  Except as aforesaid, the By-laws shall remain in full force and effect.